

TALLA INC. & SUBSIDIARY
A Delaware Corporation

Consolidated Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2020 and 2019

TALLA INC & SUBSIDIARY

Years Ended December 31, 2020 and 2019

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of Talla Inc.
Boston, Massachusetts

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

We have reviewed the accompanying consolidated financial statements of Talla Inc. ("the Company"), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered significant recurring losses from operations, primarily relies on outside sources of capital and has identified that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

February 24, 2021

TALLA INC. & SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2020 and 2019
(unaudited)

	2020	2019
Assets		
Current assets		
Cash and cash equivalents	613,300	989,566
Accounts receivable, net	55,936	67,658
Prepaid expenses	14,292	51,946
Other current assets	252	5,749
Total current assets	683,780	1,114,919
Intangible assets, net	-	4,328
Deposits	17,030	17,030
Total assets	$ 700,810	$ 1,136,277
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	75,052	22,107
Accrued expenses	7,113	81,344
Deferred revenue	140,776	120,001
Total current liabilities	222,941	223,452
Notes payable, noncurrent portion	1,191,313	6,160,371
Total liabilities	1,414,254	6,383,823
Commitments and contingencies	-	-
Stockholders' equity		
Preferred stock, $.00001 par, 69,904,275 and 24,586,923 shares issued and outstanding at December 31, 2020 and 2019	699	246
Common stock, $.00001 par, 25,023,770 and 7,833,464 shares issued and outstanding at December 31, 2020 and 2019	250	78
Additional paid-in capital	19,564,996	15,985,764
Accumulated deficit	(20,279,389)	(21,233,634)
Total stockholders' equity	(713,444)	(5,247,546)
Total liabilities and stockholders' equity	$ 700,810	$ 1,136,277

See independent accountants' review report and accompanying notes to the financial statements.

TALLA INC. & SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2020 and 2019
(unaudited)

	2020	2019
Revenue, net	404,511	315,304
Cost of goods sold	18,732	60,873
Gross profit	385,779	254,431
Operating expenses		
Payroll and employee costs	1,517,510	2,550,992
General and administrative	324,364	720,923
Advertising and marketing	169,614	185,761
Professional fees	177,499	225,081
Consulting and contractors	286,502	627,404
Rent	132,140	209,871
Stock based compensation	41,689	121,336
Depreciation and amortization	4,328	4,328
Total operating expenses	2,653,646	4,645,696
Income (loss) from operations	(2,267,867)	(4,391,265)
Other income (expense)		
Interest expense	(94,801)	(140,399)
Interest income	5,730	19,134
Gain/loss on cryptocurrencies	-	30,825
Taxes	(1,085)	(10,214)
Gain on PPP loan forgiveness	385,000	-
Gain on debt assignment	2,927,268	-
Total other income (expense)	3,222,112	(100,654)
Net income (loss) before income taxes	954,245	(4,491,919)
Provision for income taxes	-	-
Net income (loss)	$ 954,245	$ (4,491,919)

See independent accountants' review report and accompanying notes to the financial statements.

3

TALLA INC. & SUBSIDIARY
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2020 and 2019
(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance on December 31, 2018	23,469,858	$ 235	7,799,443	$ 78	$ 15,094,515	$ (16,741,715)	$ (1,646,887)
Vested employee stock options					121,336		121,336
Employee options exercised			34,021	-			-
Preferred Series A-1 sold for cash	1,117,065	$ 11			769,914		769,925
Net income (loss)						(4,491,919)	(4,491,919)
Balance on December 31, 2019	24,586,923	246	7,833,464	78	15,985,765	(21,233,634)	(5,247,545)
Vested employee stock options					41,689		41,689
Conversion of preferred to common	(17,190,323)	$ (172)	17,190,306	$ 172			-
Preferred Series A-2 sold for cash	7,927,706	$ 79			1,253,362		1,253,441
Preferred Series A-2 issued for debt conversion	20,700,163	$ 207			2,284,180		2,284,387
Exercise of Series A-2 warrants	33,879,806	$ 339			-		339
Net income (loss)						954,245	954,245
Balance on December 31, 2020	69,904,275	$ 699	25,023,770	$ 250	$ 19,564,996	$ (20,279,389)	$ (713,444)

See accountants' review report and accompanying notes to the financial statements.

4

TALLA INC. & SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2020 and 2019

(unaudited)

	2020	2019
Cash flows from operating activities		
Net income (loss)	$ 954,245	$ (4,491,919)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Stock based compensation	41,689	121,336
Gain on forgiveness of PPP loan	(385,000)	-
Gain on assignment of SAFT liability	(2,927,268)	-
Amortization of debt discount	35,692	11,924
Depreciation and amortization	4,328	4,328
Changes in operating assets and liabilities:		
Accounts receivable	11,722	(59,258)
Prepaid rent	43,152	26,982
Accounts payable and accrued expenses	(31,282)	(353,385)
Deferred revenue	20,775	50,475
Net cash used by operating activities	(2,231,947)	(4,689,517)
Cash flows from investing activities		
Payments for the purchase of intangible assets	-	-
Net cash used by investing activities	-	-
Cash flows from financing activities		
Proceeds from the sale of preferred stock	1,253,441	769,926
Proceeds from LT debt	1,614,510	3,250,743
Repayment of LT debt	(1,012,267)	(29,148)
Net cash provided by financing activities	1,855,684	3,991,521
Net decrease in cash and cash equivalents	(376,263)	(697,996)
Cash and cash equivalents, beginning	989,566	1,687,564
Cash and cash equivalents, ending	$ 613,303	$ 989,568
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ 105,783	$ 92,732
Income taxes	$ 1,085	$ 10,214

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Talla Inc. ("the Company") was incorporated on August 26, 2015 under the laws of the State of Delaware, and is headquartered in Boston, Massachusetts. The Company operates in the SaaS (software as a service) industry and owns an AI-powered automation platform that helps its customers reduce resolution times and improve overall customer satisfaction. The Company also has a wholly-owned subsidiary, Talla Token LLC, which had historically operated a blockchain-based platform called for BotCoin. Talla Token LLC became dormant during the fiscal year ended December 31, 2020 and abandoned its previous lines of business.

Basis of Presentation & Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31. The consolidated financial statements include the activity of Talla Token LLC, which had limited standalone activity during the years ended December 31, 2019 and 2020. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily sells its service on a standalone contract basis for a predetermined annual fee. The Company's SaaS model is not typically customized to each respective customer and the terms of the agreements are typically for 12 months, payable in advance. If the subscription begins and payments are made during the 1st half of the month, the Company recognizes a full month of revenue. If the subscription begins and payments are made during the second half of the month, the Company waits until the following month to recognize the first revenue. Subscription income is recognized ratably over the remaining terms of each subscription, with the balance remaining recognized as deferred revenue.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020 and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers changes any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance four uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2020 and 2019, the Company determined no allowance for uncollectible accounts was necessary.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Costs for internally-developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software.* Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop the final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary at December 31, 2020 and 2019.

Virtual Currencies

The Company accepts payment in various virtual currencies for its services and via its funding rounds, including Ethereum and Bitcoin. Pursuant to industry guidance, virtual currencies are considered by the Company to be intangible assets and are recognized at the time of receipt at the initial quoted prices per unit, classified as current assets due to their liquid nature and continual transactional trading by the Company. The Company assesses fair value at the end of each reporting period or upon conversion to cash. As a result of cash conversions during the year ended December 31, 2019, the Company recognized a gain of $30,825 as a result of increased market prices. No virtual currency transactions were recognized during the year ended December 31, 2020.

<u>Deferred Revenue</u>

Deferred revenue consists of advance cash received from customers for the purchase of annual subscriptions to the Company's platform. Revenue from these subscriptions is recognized over the term of the purchased subscription. As of December 31, 2020 and 2019, the Company had $140,776 and $120,001, respectively, to be recognized over the following twelve months.

<u>Advertising costs</u>

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company recognized $169,614 and $185,761 in advertising costs, respectively.

<u>Stock-Based Compensation</u>

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

<u>Compensated Absences</u>

The Company has an unlimited PTO policy for its employees, subject to request and approval. As a result, the Company cannot reasonably determine any future liability associated with paid time off, thus no provision for compensated absences is recognized in these consolidated financial statements.

<u>Research and Development Costs</u>

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

<u>Shipping and Handling Costs</u>

Shipping and handling costs are expensed as incurred.

<u>Income Taxes</u>

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in these consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, tax years subsequent to tax year 2016 are open for potential examination.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act.

The federal net operating loss carryforward for years 2017 and prior begin to expire in 2037, and net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company has not yet filed its tax return for 2020, however, the following table outlines the estimated deferred tax assets of the Company at December 31, based on an estimated 21% federal tax rate combined with an estimated 8% Massachusetts corporate tax rate:

	2020		2019
Deferred tax asset:			
Net operating loss carryforward	$ (5,881,024)		$ (6,157,647)
Total deferred tax asset	(5,881,024)		(6,157,647)
Valuation allowance	5,881,024		6,157,647
Deferred tax asset, net	$ -		$ -

The Company's change in deferred taxes and related valuation allowance due to its net operating loss carryforward resulted in an increase in valuation allowance of roughly $1.3 million during 2019 and decrease of roughly $276,000 as a result of the Company's book income during 2020 from debt forgiveness.

Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company adopted this ASU during the period ended December 31, 2020 and the adoption did not have a material impact on the Company's consolidated financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's Consolidated financial statements.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $20 million and primarily relies on outside sources of capital to fund its day-to-day operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

Management acknowledges that substantial doubt exists about the Company's ability to continue as a going concern within one year after these consolidated financial statements are issued and is in active talks with its outside investors to secure additional working capital to fund its operations. The Company also anticipates conducting an offering with a registered funding portal pursuant to Regulation Crowdfunding during the first quarter of 2021, which management anticipates will provide sufficient liquidity to continue its business plans.

While management's plans are plausible, there can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The consolidated financial statements do not include any adjustments that might result from this uncertainty.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company accrues for loss contingences associated with outstanding litigation, claims and assessments for which management has determined it is probably that a loss contingency exists, and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of December 31, 2020 and 2019, the Company has not accrued or incurred any amounts for litigation matters.

Contingencies

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe, and the United States, and has been declared to be a pandemic by the World Health Organization. The Company's ability to sell to new clients and upsell to existing clients was negatively impacted by the COVID-19 outbreak, however normalized operations have since resumed. Though currently mitigated, the Company cannot at this time predict what, if any, future impact the COVID-19 outbreak will have on its financial condition, operations, and business plans for 2021. Its operations have adapted social distancing and cleanliness standards and it may experience delays in anticipated timelines and milestones.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets consist of the following at December 31:

	2020	2019
Intangible Assets	21,641	21,641
	21,641	21,641
Accumulated amortization	(21,641)	(17,313)
Intangible assets, net	$ -	$ 4,328

Amortization expense for the years ended December 31, 2020 and 2019, was $4,328 and $4,328, respectively.

NOTE 5 – LONG TERM DEBT

As of December 31, 2019, the Company had five outstanding note agreements with principal balances of roughly $3.22 million with various investors, with interest rates ranging from 5% - 12.5%. During the year ended December 31, 2020, three of the notes totaling $2.25 million, plus roughly $15,000 of accrued interest, were converted into a total of 20,700,163 shares of Preferred Series A-2 stock.

During the year ended December 31, 2020, the Company entered into a $1.2 million loan and security agreement with a financial institution with an interest rate of 5.5% and a maturity date of January 1, 2024. The Company was allowed an 18-month interest-only deferral extension due to the COVID-19 pandemic, which will result in principal payments beginning near the end of fiscal year ended December 31, 2021. As part of this transaction, the Company also fully paid off the other two remaining notes discussed above to individual investor debts plus interest. Substantially all of the Company's assets are pledged as collateral against this loan.

Future required minimum payments on the loan are follows:

Year ended December 31,

2021	$	128,571
2022		514,286
2023		514,286
2024		42,857
	$	1,200,000

In conjunction with the aforementioned notes, the Company recognized aggregate debt discounts in the amount of roughly $45,000 during 2019 and roughly $10,000 during 2020, which are amortized to interest expense of the life of the debt. Also, in conjunction with the issuance of $1 million of principal balance loans during 2019, the Company issued an aggregate 1,698,794 warrants to purchase Series A-2 preferred stock to the lenders.

Further during 2020, the Company obtained a loan under the Payroll Protection Program of the CARES Act in the amount of $424,510, of which $39,510 was subsequently repaid during the period. The Company applied for and was granted full forgiveness of the outstanding balance of $385,000 during the year, resulting in zero balance outstanding as of December 31, 2020 and recognizing a gain on forgiveness in the same amount.

The Company recognized aggregate interest expense of $98,801 and $140,399 during the years ended December 31, 2020 and 2019, respectively, including amortization of the debt discounts.

NOTE 6 – SIMPLE AGREEMENTS FOR FUTURE TOKENS (SAFTS)

During 2017 and 2018 the Company issued SAFTs, through its wholly-owned subsidiary Talla Token LLC, to roughly 35 investors for net proceeds of $2,937,267 after issuance costs and refunds/rescissions. The SAFTs allowed for the investors to receive future Botchain tokens at a 50% discount upon the launch of the Company's token platform prior to the contractual deadline, initially December 31, 2019 and subject to subsequent extensions. Due to the uncertainty and indeterminable number of tokens to be issued in the future and related pricing, the Company recognized the full balance of the investment as a long-term liability on its balance sheet as of December 31, 2019.

Due to extenuating circumstances, the Company fully abandoned its token and BotChain platform launch plans during late-2019. During April 2020, the Company entered into an assignment and transfer agreement with a third-party entity (not a related-party, although affiliated via common minority shareholders) in which the third-party entity agreed to assume all liabilities related to the SAFTs issued between December 2017 and July 2018 in exchange for all assets associated with the Company's BotChain platform, including the underlying software code, and a cash payment of $10,000. As a result of the assignment, the Company recognized an aggregate gain on the forgiveness of the SAFT liability in the amount of $2,927,267 during the year ended December 31, 2020.

NOTE 7 – COMMON STOCK

The Company has 40 million authorized shares of common stock, par value $.00001. As of December 31, 2018, the Company had 7,799,443 shares of common stock outstanding, primarily issued to founding shareholders.

During 2019, a former employee of the Company exercised 34,021 outstanding options for nominal value and was issued 34,021 shares.

During 2020, shareholders of the Company converted 4,659,2857 Series Seed, 9,200,869 Series A, and 3,330,167 Series A-1 into an aggregate 17,190,306 shares of common stock.

NOTE 8 – PREFERRED STOCK

Preferred shares are convertible into common shares at the conversion rate in effect at the time of conversion, initially the original issue price. Holders of preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each preferred share is also entitled to a non-cumulative dividend upon declaration by the board of directors at varying rates per series prior and in preference to any declaration or payment of any dividend on other securities. Each of the four series of preferred shares, as four separate classes, are entitled to elect one director per series (four total directors), while the holders of common stock are entitled to elect two directors.

The Company has designated four series of preferred shares, par value $.00001:
- Series Seed: 6,686,347 authorized, original issue price $.63456
- Series A: 13,062,250 authorized, original issue price $.63636
- Series A-1: 5,201,022 authorized original issue price $.68924
- Series A-2: 65,518,177 authorized, original issue price $.15767

During the year ended December 31, 2019 the Company sold 1,117,065 shares of Series A-1 shares to outside investors for aggregate proceeds of $769,926.

During the year ended December 31, 2020, the Company sold 7,927,706 shares of Series A-2 shares and 35,715,768 warrants to purchase Series A-2 shares to outside investors for aggregate proceeds of $1,253,441. In conjunction with the sale, the Company also settled $2,250,000 in outstanding convertible debt plus interest for an aggregate 20,700,163 shares of Series A-2. Immediately subsequent to issuance, an aggregate 33,879,806 warrants were exercised at a price of $.0001 and the same number of Series A-2 preferred shares were issued to four investors.

As of December 31, 2020, a total of 3,534,756 warrants were outstanding to purchase Series A-2 preferred stock with a strike price of $.15767 per share, including the debt warrants discussed in Note 5 above.

NOTE 9 – STOCK OPTIONS

Between 2016 – 2019, the Company issued a total of 5,100,039 stock options to its employees and consultants under its outstanding option plan.

The Company utilizes a third-party 409A valuation service to determine the share price of the Company's common stock, which the Company uses a baseline to value the options issued, resulting in stock-based compensation expense associated with vesting options of $41,689 and $121,336 during the years ended December 31, 2019 and 2020, respectively. At December 31, 2020, $31,696 of unrecognized stock compensation cost is expected to be recognized over the weighted average vesting life of 2.5 years.

A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2018	**3,423,826**	**$ 0.23**	
Granted	406,077	$ 0.40	
Expired/Forfeited	(2,051,841)	-	-
Exercised	(34,021)	-	-
Outstanding December 31, 2019	**1,744,041**	**$ 0.25**	
Granted	-	-	-
Expired/Forfeited	(155,000)	$ 0.40	
Exercised	-	-	-
Outstanding December 31, 2020	**1,589,041**	**$ 0.17**	**6.97**

As of December 31, 2020, of the 1,589,041 options outstanding, approximately 1,338,000 are currently exercisable, while the remaining approximately 251,000 are subject to further vesting over the next two years. The Company recognizes forfeitures of options as they occur, and ceases recognition of further share-based compensation as of the date the options are forfeited.

The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

Estimated expected volatility: .50
Dividend yield: 0%
Expected life of options: 1.5 - 4 years
Risk free interest rate: 5%

NOTE 10 – OPERATING LEASE

The Company leases certain office space to be used in operations, which was subject to a three-year lease during the years ended December 31, 2019 and 2020 for roughly $17,000 per month. The lease agreement expired on March 31, 2020 and the Company elected not to renew.   As of December 31, 2020, the Company has entered into a separate month-to-month lease arrangement with one of its lenders for rental offices space on an as-needed basis, with variable monthly payments between $2,500-$7,500 per month, depending on overall usage.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2020 through February 24, 2021, the date these consolidated financial statements were available to be issued, noting no material events that would require disclosure.